SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BOSTON BRUSSELS CENTURY CITY CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

cteodoro@sidley.com (212) 839 5969	Founded 1866

December 15, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lisa Larkin
Division of Investment Management

Re:	Amendment No. 48 to the Registration Statement

on Form N-1A of Cullen Funds Trust (the “Trust”) relating to

Enhanced Equity Income Fund

(1933 Act File No. 333-33302 / 1940 Act File No. 811-09871)

Dear Ms. Larkin:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Amendment No. 48 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to the Enhanced Equity Income Fund (the “Fund”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become immediately effective upon filing on December 15, 2015.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments (the “Comments”) received from you via telephone on November 5, 2015 in connection with the Trust’s Amendment No. 44 to the Registration Statement. Amendment No. 44 to the Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on September 23, 2015 and contained a Prospectus for shares of the Fund, as well as a Statement of Additional Information (“SAI”) relating to the Fund.

Securities and Exchange Commission

December 15, 2015

We have discussed your Comments with representatives of the Trust. Pursuant to your instructions, we are transmitting our responses to the Comments in the form of this response letter (the “Response Letter”) before filing Amendment No. 48 to the Registration Statement, including exhibits thereto (the “Amendment”), which Amendment will reflect our responses.

Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statement.

GENERAL COMMENTS

1.	Comment: Please provide the Trust’s responses to the Comments in the form of a Response Letter before the filing of any Amendment to the Registration Statement.

Response: The Trust’s responses to the Comments are being transmitted in the form of this Response Letter before the filing of the Amendment.

2.	Comment: Please include standard “Tandy” representations in the Response Letter.

Response: This Response Letter includes the standard “Tandy” representations in the penultimate paragraph of the Registration Statement.

PART A – INFORMATION REQUIRED IN A PROSPECTUS

SUMMARY INFORMATION

3.	Comment: In the section “Summary Information—Annual Fund Operating Expenses,” please include a new footnote relating to the line item “Acquired Fund Fees & Expenses” that states that Acquired Fund Fees & Expenses are based on estimated amounts.

Response: A new footnote relating to the line item “Acquired Fund Fees and Expenses,” and stating as follows, will be included in the Amendment:

“Acquired Fund Fees & Expenses are based on estimated amounts.”

4.	Comment: In the section “Summary Information—Annual Fund Operating Expenses,” please revise the line item “Net Annual Fund Operating Expenses” to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

Response: The line item “Annual Fund Operating Expenses” will be revised to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” in the Amendment.

5.	Comment: In footnote c to the section “Summary Information—Annual Fund Operating Expenses,” please revise the defined term “AEFE” to read “AFFE.”

Securities and Exchange Commission

December 15, 2015

Response: The defined term “AEFE” will be revised to “AFFE,” and the reference to “Acquired Fund Fees” will be revised to “Acquired Fund Fees and Expenses” in the Amendment.

6.	Comment: With respect to footnote “c” to the section “Summary Information—Annual Fund Operating Expenses” please confirm that Cullen Capital Management LLC’s (the “Adviser”) agreement to limit the Net Annual Fund Operating Expenses will be effective for at least one (1) year from the date of the Prospectus. Please also confirm that the information in the section “Summary Information—Expense Example” will reflect that such agreement will be effective for at least one (1) year from the date of the Prospectus.

Response: We confirm, and the Amendment will clarify to such effect, that the Adviser’s agreement to limit the Net Annual Fund Operating Expenses will be effective for at least one (1) year from the date of the Prospectus. The information in the section “Summary Information—Expense Example” will reflect that such agreement will be effective for at least one (1) year from the date of the Prospectus.

7.	Comment: Please review the disclosure included in the section “Summary Information—Portfolio Turnover.” Please confirm whether additional revisions, including moving part of the disclosure to the SAI, are appropriate.

Response: We have reviewed the disclosure included in the section “Summary Information—Portfolio Turnover” and believe that the disclosure is adequate and appropriate for inclusion in the Prospectus.

8.	Comment: Please revise the first sentence of the first paragraph of the section “Summary Information—Principal Investment Strategies” to note that net assets, for the purpose of the 80% test, includes borrowings for investment purposes. Please make similar revisions to other references to this 80% test in the Registration Statement. Please also include the capitalization range for the medium- and large-capitalization companies in which the Fund will invest.

Response: The first sentence of the first paragraph of the section “Summary Information—Principal Investment Strategies” will be revised as follows (bold, underline formatting indicates new text):

“The Enhanced Equity Income Fund invests, under normal circumstances, at least 80% of its net assets, plus borrowings for investment purposes, in dividend paying common stocks of medium-capitalization companies (which are companies with a typical capitalization range of between $5 billion and $12 billion at the time of investment) and large-capitalization companies (which are companies with a typical capitalization range greater than $12 billion at the time of investment).”

Securities and Exchange Commission

December 15, 2015

The first sentence of the sixth paragraph of the section “Summary Information—Additional Information on Investment Policies and Risks” will be revised as follows (bold, underline formatting indicates new text):

“The Fund intends to be fully invested, which generally means that the Fund will be at least 80% invested, plus borrowings for investment purposes, in stocks at all times except to the extent that:…”

Item 4 in the section “Investment Restrictions—Non-Fundamental Restrictions” will be revised as follows (bold, underline formatting indicates new text):

“Make any change in the Fund’s investment policies of investing at least 80% of its net assets, plus borrowings for investment purposes, in the investments suggested by the Fund’s name without first providing the Fund’s shareholders with at least 60 days written prior notice.”

9.	Comment: Please clarify in the second paragraph of the section “Summary Information—Principal Investment Strategies” how the Adviser decides which securities to buy.

Response: The second paragraph of the section “Summary Information—Principal Investment Strategies” will be revised to include the following as the new penultimate sentence:

“In addition to seeking high dividend yield, the Adviser employs a “value” style investing approach, which means that it selects stocks for the portfolio by screening for securities with low price-to-earnings ratios but that possess above-average earnings and dividend growth potential. For securities that meet such screening criteria, the Adviser will conduct fundamental research on the underlying company.”

10.	Comment: The first sentence of the third paragraph of the section “Summary Information—Principal Investment Strategies” states that the Fund “will selectively write covered call options, with a target range of 25-40% on the underlying equity securities.” Please provide a reference point for this 25-40% range.

Response: The first sentence of the third paragraph of the section “Summary Information—Principal Investment Strategies” will be revised as follows:

“As part of its strategy, the Enhanced Equity Income Fund, in order to generate additional portfolio income, will selectively write covered call options, with a target range of 25-40% of the number of shares of the underlying equity securities owned by the Enhanced Equity Income Fund.”

Securities and Exchange Commission

December 15, 2015

11.	Comment: Please include in the section “Summary Information—Principal Risks” disclosure regarding the risks of investment in large-capitalization companies.

Response: The following disclosure will be included as new paragraph six in the section “Summary Information—Principal Risks”:

“Large-Capitalization Companies Risk. The Fund may invest in the stocks of large-capitalization companies. Securities issued by large-capitalization companies tend to be less volatile than securities issued by smaller companies. However, larger companies may not be able to attain the high growth rates of successful smaller companies, especially during strong economic periods, and may be unable to respond as quickly to competitive challenges.”

12.	Comment: The section “Summary Information—Principal Risks” includes disclosure regarding “Value Style Investing Risk” but there does not appear to be a corresponding discussion of “Value Style Investing” as a principal investment strategy. Please include such a discussion in the Amendment or explain whether such a discussion is already included.

Response: Please see the response to Comment #9 above.

13.	Comment: Please revise the first sentence of the seventh paragraph of the section “Summary Information—Additional Information on Investment Policies and Risks” to clarify the intent of such sentence.

Response: The first sentence of the seventh paragraph of the section “Summary Information—Additional Information on Investment Policies and Risks” will be revised as follows (bold, underline formatting indicates new text):

“Investments may also be made in (i) debt securities which are convertible into equity securities, (ii) preferred stocks which are convertible into common stocks, and (iii) warrants or other rights to purchase common stock, all which are considered by the Adviser to be equity securities.”

14.	Comment: The third sentence of the third to last paragraph of the section “Summary Information—Additional Information on Investment Policies and Risks” states that the Fund “is not restricted in its ability to invest up to 100% of its assets in covered call options.” Please confirm whether investment of up to 100% of the Fund’s assets in covered call options is a material risk of investing in the Fund and, if so, please include appropriate disclosure, including principal risk factors, to such effect.

Response: We do not believe investment of up to 100% of the Fund’s assets in covered call options is a material risk as such covered call options are 100% collateralized (i.e. “covered”). However, we believe that the first paragraph in the section “Principal Risks—Options or Covered Call Writing” addresses the risks inherent in these types of securities (i.e., if underlying equity security prices rise and the options are exercised).

Securities and Exchange Commission

December 15, 2015

15.	Comment: Please revise the section “Summary Information—Who Manages the Fund—Shareholder Servicing Plans” to clarify that the Fund does not offer Class R1 and Class R2 shares.

Response: The section “Summary Information—Who Manages the Fund—Shareholder Servicing Plans” will be revised as follows (bold, underline formatting indicates new text):

“Although it does not currently offer Class R1 and Class R2 shares, the Fund has adopted a Shareholder Servicing Plan.”

YOUR ACCOUNT

16.	Comment: Please include a statement in the section “Your Account—Share Price” regarding the policy for pricing Fund shares on certain holidays.

Response: The following will be added as a new sentence two to the section “Your Account—Share Price”:

“The NYSE is closed on the following holidays: New Year’s Day, Martin Luther King, Jr. Day, President’s Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.”

17.	Comment: On the last page of the Prospectus, please revise the contact details for the Securities and Exchange Commission as discussed:

Response: The zip code for the Securities and Exchange Commission will be revised to “20549-1520” and the phone number will be revised to “202-551-8090.”

PART B – STATEMENT OF ADDITIONAL INFORMATION

18.	Comment: Please include the relevant “tickers” for each of the Fund’s share classes on the cover page of the SAI.

Response: The “tickers” for each of the Retail Class, Class I and Class C shares of the Fund will be included on the cover page of the SAI.

19.	Comment: Please include in the section “Description of the Fund and its Investment Objectives, Policies and Risks—Other Investments and Investment Techniques—Asset Segregation,” a statement that the Fund will comply with all of the provisions regarding asset segregation in Section 18 of the Investment Company Act.

Securities and Exchange Commission

December 15, 2015

Response: The following will be included as new sentence two of the section “Description of the Fund and its Investment Objectives, Policies and Risks—Other Investments and Investment Techniques—Asset Segregation”:

“The Fund will comply with all of the applicable provisions regarding asset segregation in Section 18 of the 1940 Act.”

20.	Comment: If the Chairman of the Board is not an “Independent Trustee” (as defined in the Registration Statement), please disclose in the section “Management of the Fund—Board Composition and Leadership Structure” whether the Fund has a lead independent director and what specific role the lead independent director plays in the leadership of the Fund.

Response: The following will be added as the first sentence of the last paragraph of the section “Management of the Fund— Board Composition and Leadership Structure”:

“The Independent Trustees have not designated a lead Independent Trustee, but the Chairman of the Audit Committee, Mr. Garry, generally acts as chairman of meetings or executive sessions of the Independent Trustees and, when appropriate, represents the views of the Independent Trustees to management.”

21.	Comment: Please include in the table included in the section “Management of the Fund—Qualifications of Trustees” a brief description of any principal occupation of a Trustee to the extent that the type of occupation is not apparent based on the description in such table.

Response: We have reviewed the principal occupations of each Trustee included in the section “Management of the Fund—Qualifications of Trustees” and do not believe that any additional clarifications are necessary.

22.	Comment: Please clarify the distinction between the two principal occupations listed for Mr. James Wildman in the table included in the section “Management of the Fund—Qualifications of Trustees”:

Response: The description of the principal occupations listed for Mr. James Wildman will be revised as follows (bold, underline formatting indicates new text):

“Retired since 2001; Managing Partner, King & Spalding LLP, New York City, 1992 to 2001. Managing Partner, King & Spalding LLP, (firmwide), 1989 to 1992.

Securities and Exchange Commission

December 15, 2015

23.	Comment: Please confirm whether the disclosure in the section “Proxy Voting Policies and Procedures” corresponds to the full Proxy Voting Policies and Procedures of the Trust. If such disclosure is a summary of such policies and procedures, please include the full Proxy Voting Policies and Procedures of the Trust as an exhibit to the Registration Statement.

Response: The disclosure in the section “Proxy Voting Policies and Procedures” is a summary of the full policies and procedures. The full Proxy Voting Policies and Procedures of the Trust will be included as an exhibit to the Amendment.

24.	Comment: The fifth paragraph of the section “Portfolio Holdings Information” states as follows:

“None of the Adviser, its affiliates or employees, or the Fund may receive any direct or indirect compensation in connection with the disclosure of information about Fund portfolio securities. In the event of a conflict between the interests of the Fund and the interests of the Adviser or an affiliated person of the Adviser, the CCO of the Adviser and the Trust shall make a determination in the best interests of the Fund, and shall report such determination to the Adviser’s managing member and to the Board at the end of the quarter in which such determination was made. Any employee of the Adviser who suspects a breach of this obligation must report the matter immediately to the CCO or to his or her supervisor.”

The CCO of the Trust is responsible for determining whether a conflict between the interests of the Fund and the Adviser is in the best interests of the Trust. As the CCO of the Trust is also an employee of the Adviser, please explain how these types of determinations can be made without any conflicts of interests on the part of the CCO.

Response: The fifth paragraph of the section “Portfolio Holdings Information” will be revised as follows to conform to the Trust’s Portfolio Holdings Disclosure Policies:

“None of the Adviser, its affiliates or employees, or the Fund may receive any direct or indirect compensation in connection with the disclosure of information about Fund portfolio securities. In addition, the Trust has adopted and approved policies and procedures, including a Code of Ethics and various policies regarding securities trading and trade allocations to address potential conflicts of interest that may arise. As part of its oversight, the Board receives reports from the Trust’s Chief Compliance Officer regarding the Fund and its service providers’ compliance with these policies, including, if applicable, information with respect to any violations of these procedures and how such violations/conflicts were resolved.”

Securities and Exchange Commission

December 15, 2015

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “SEC”) and that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Trust further acknowledges that staff comments or changes to disclosures in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned (212-839-5969) with any comments or questions you might have.

Very truly yours,

/s/ Carla G. Teodoro
Carla G. Teodoro